April 2, 2026

Peter Barrett
Synlogic, Inc.
PO Box 30
Winchester, Massachusetts 01890

VIA EMAIL
CONFIDENTIAL

Dear Mr. Barrett:

Funicular Funds, LP (together with its affiliates, "Funicular" or "we") is the beneficial owner of 3,312,219 shares of common stock of Synlogic, Inc. ("Synlogic" or the "Company"), comprising approximately 28.3% of the outstanding common stock of the Company. We are pleased to present this non-binding proposal to acquire all the outstanding shares of common stock of Synlogic that we do not already own at a price equal to **$0.64** per share in cash (the "Transaction").

We have been stockholders of the Company for more than two years and, accordingly, we are familiar with Synlogic and its assets. We believe that the Company's performance could be optimized under private ownership.

We believe our proposal delivers certainty and liquidity to stockholders and presents an attractive opportunity for them to obtain full and fair value for their shares.

We propose that the Transaction be accomplished through a negotiated merger agreement. Our proposal is subject to the following conditions: (i) receipt of required Board and stockholder approvals, including for purposes of DGCL 203; (ii) receipt of any required governmental and material third-party approvals; (iii) satisfactory completion of confirmatory due diligence; (iv) the Company's maintenance of its current operations without any material and adverse changes; and (v) the execution of a definitive agreement containing terms and conditions customary for a transaction of this type and size. Funicular has access to immediately available funds that would be more than sufficient to enable it to pay the aggregate consideration, and accordingly, the Transaction would not be subject to any financing contingency.

Given our familiarity with the Company, we would require limited due diligence in connection with the Transaction. We are prepared to enter into an appropriate confidentiality agreement and commence our due diligence immediately. We have a team of experienced advisors and are committed to allocating the requisite resources to complete the Transaction in a confidential and expeditious manner. We are confident, assuming reasonable access to the Company, its management and its books and records, that we would have the ability to complete our diligence, concomitantly negotiate and execute definitive agreements and consummate the Transaction swiftly and with certainty.

We expect that this letter will become public in connection with our required filing on Schedule 13D after market close on Monday, April 6, 2026. We look forward to a productive discussion.

Sincerely,

FUNICULAR FUNDS, LP

By: _____
Name: Jacob Ma-Weaver
Title: Managing Member of the General Partner